UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485 and 333-277594), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

As previously disclosed in our current report on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2024, PainReform Ltd (the “Company”) announced that it received a notification letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company was not in compliance with the Nasdaq Listing Rule 5550(b)(1).

On April 16, 2025, the Company was notified by Nasdaq that based on the Company’s Form 6-K filed with the Commission on April 14, 2025, Nasdaq has determined that the Company has complied with Listing Rule 5550(b)(1).

However, if the Company fails to evidence compliance upon filing its next periodic report, it may be subject to delisting. At that time, the Staff will provide written notification to the Company, which may then appeal Staff’s determination to a Hearings Panel.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2025	PAINREFORM LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board and Interim Chief Executive Officer